Triant Technologies Inc.

20 Townsite Road, 2nd Floor

Nanaimo, BC

Canada V9S 5T7

TRIANT

Tel: 250.754.4223

Toll Free 800.663.8611

Fax: 250.754.2388

e-mail: mail@triant.com

CONTACTS :

Robert Heath, CEO / Mark Stephens, CFO

Triant Technologies Inc.

250.754.4223

mail@triant.com

FOR IMMEDIATE RELEASE

TRIANT ADOPTS SHAREHOLDER RIGHTS PLAN

VANCOUVER, CANADA — FEBRUARY 21, 2003 — Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF) today announced that the board of directors of Triant has adopted a shareholder rights plan (the Plan) which is effective immediately.

The Plan is intended to provide the board of directors of Triant and its shareholders with a reasonable period of time to fully consider any unsolicited take-over bid. It will also provide the board with more time to consider and pursue, if appropriate, other alternatives for the purpose of maximizing shareholder value. While the Plan takes effect immediately, it is subject to regulatory approval and ratification by Triant shareholders at the annual general meeting to be held in June 2003. If approved by the shareholders, the Plan will be in effect for five years with two five-year renewal options subject to shareholder approval.

The rights issued to the shareholders under the Plan will be exercisable only when a person, including any related party, acquires or announces its intention to acquire more than 20 percent of the outstanding common shares of Triant without complying with either the “permitted bid” provisions of the Plan or without approval of the Triant board of directors. Should such an acquisition occur, each right would, upon exercise, entitle a holder, other than the person pursuing the acquisition and related parties, to purchase common shares of Triant at a 50 percent discount to the market price of Triant shares at the time.

Under the Plan, a permitted bid is a bid made to all shareholders which is open for acceptance for not less than 60 days. If, at the end of 60 days, more than 50 percent of the outstanding common shares of Triant, other than those owned by the person pursuing the acquisition and related parties, have been tendered, the person pursuing the acquisition may take up and pay for the shares but must extend the bid for a further 10 days to allow other shareholders to tender. Under the permitted bid mechanism, shareholders will have more time to consider the bid and any other options that may be available before deciding whether or not to tender to the bid. The board of directors will also have time to consider and pursue alternatives and to make recommendations to shareholders.

Triant is not adopting the Plan in response to any specific proposal to acquire control of the company, nor is it aware of any such effort. The Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant’s core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com